UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32287 / September 27, 2016

_____

In the Matter of                                                          :
                                                                          :
VOYA ETF TRUST                                                            :
VOYA INVESTMENTS, LLC                                                     :
DIRECTED SERVICES, LLC                                                    :
VOYA INVESTMENTS DISTRIBUTOR, LLC                                         :
7337 East Doubletree Ranch Road, Suite 100                               :
Scottsdale, Arizona 85258                                                 :
                                                                          :
(812-14571)                                                               :
                                                                          :
_____        :


ORDER UNDER SECTIONS 6(c), 12(d)(1)(J), AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

Voya ETF Trust, Voya Investments, LLC, Directed Services, LLC, and Voya Investments
Distributor, LLC filed an application on October 27, 2015, and an amendment to the application
on April 1, 2016, requesting an order under section 6(c) of the Investment Company Act of 1940
("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule
22c-1 under the Act, under section 12(d)(1)(J) of the Act for an exemption from sections
12(d)(1)(A) and 12(d)(1)(B) of the Act, and under sections 6(c) and 17(b) of the Act for an
exemption from sections 17(a)(1) and 17(a)(2) of the Act.

The order would permit: (a) actively-managed series of certain open-end management
investment companies to issue shares ("Shares") redeemable in large aggregations only
("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market
prices rather than at net asset value; (c) certain series to pay redemption proceeds, under certain
circumstances, more than seven days after the tender of Creation Units for redemption; (d)
certain affiliated persons of the series to deposit securities into, and receive securities from, the
series in connection with the purchase and redemption of Creation Units; (e) certain registered
management investment companies and unit investment trusts outside of the same group of
investment companies as the series to acquire Shares; and (f) certain series to perform creations
and redemptions of Creation Units in-kind in a master-feeder structure.

On August 30, 2016, a notice of the filing of the application was issued (Investment Company
Act Release No. 32246). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Voya ETF Trust, *et al.* (File No. 812-14571),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.


Robert W. Errett
Deputy Secretary